

July 26, 2013

<u>Via E-Mail</u>
Robert W. Peabody
Senior Vice President and Chief Financial Officer
BioTime, Inc.
1301 Harbor Bay Parkway, Suite 100
Alameda, California 94502

      Re: BioTime, Inc.
             Registration Statement on Form S-3
             Filed April 3, 2013
             File No. 333-187710

Dear Mr. Peabody:

We have limited our review of your registration statement to those issues we have addressed in our comments.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. Please revise the cover page and disclosure in your prospectus to clarify that all offerings by Asterias under the registration statement are deemed primary "at-the market" offerings by BioTime, including the distribution of the Contribution Warrants to the holders of the Asterias Series A common stock. Accordingly, please revise your cover page and prospectus to remove all references to "resales" by Asterias.

2. Please revise your registration statement to identify Geron as a selling security holder and include the disclosure required by Item 507 of Regulation S-K with respect to Geron.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Amy Reischauer at (202) 551-3792, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Richard S. Soroko
        Thompson, Welch, Soroko & Gilbert LLP
        3950 Civic Center Drive, Suite 300
        San Rafael, CA 94903